March 31, 2016

Dear Fellow Shareholders,

Although it has been another tough year in the natural resources sector, this market cycle highlights the importance of a sustainable business model and well tuned portfolio. We are big believers in the value of royalties; royalty cash flow with exposure to perpetual exploration upside provides the foundation for sustainable growth, prudent investment, and value creation. I am particularly bullish about three key value drivers within our portfolio.

A core Eurasian asset is the Leeville royalty property operated by Newmont on the Northern Carlin Trend. Newmont commissioned the Turf ventilation shaft at the end of last year, and recently announced the significant new Rita K corridor discovery, extending southeast from Leeville. Newmont's successes are expected to result in increased near and longer term gold production from "greater Leeville", which covers substantial portions of our royalty property. These important advancements highlight the long term value of this key royalty asset.

Another key asset is our royalty covering Reservoir Minerals' share of the Cukaru Peki discovery in Serbia. Lundin Mining recently made an offer to buy a portion of Cukaru Peki, which signals increasing value. We are pleased to see the market's interest in the project. Again, as exploration and development continue on the project, this upside is to Eurasian's benefit at no cost to us, the royalty holder.

Royalty income and partner funded work gives Eurasian’s team the maneuvering room to invest intellectual and financial capital in opportunities such as the district scale Malmyzh copper-gold discovery in Russia. Malmyzh continues to increase in importance as a value driver, with maiden NI 43-101 resources reported last year. Malmyzh's significance is underscored by its designation as a "strategic asset" according to Russian law. We are optimistic that government approvals to move the project forward will be granted soon. This endorsement will be a significant milestone for unlocking the project's value.

The above value drivers were built by a Eurasian team that is alive and well. Our team is actively taking advantage of the downturn by prudently acquiring quality mineral rights around the world. I am particularly delighted that Paul Stephens has joined the team as a member of the Advisory Board. He has been a strong supporter of EMX, and through open market purchases has become our largest shareholder. We are fortunate to have the opportunity to work with Paul in pursuit of Eurasian’s goals.

As the year progresses, we continue to tighten our belts, maintain strong deal flow, and position Eurasian for the next market upturn. The Eurasian team has an unwavering dedication to growing royalty income, realizing the value of our assets, and generating new projects for an industry with a latent demand for quality discovery opportunities. Please visit www.eurasianminerals.com and review the Asset Handbook for more information about your Company's mineral property portfolio that spans five continents.

Thank you for your continued support,

David M. Cole
President and Chief Executive Officer